National Health Partners, Inc.
                          120 Gibraltar Road, Suite 107
                                Horsham, PA 19044

                                 January 3, 2012

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: National Health Partners, Inc.
    Form 10-K for the Fiscal Year ended December 31, 2010
    Filed March 31, 2011
    File No. 000-51731

Attention: Mr. Edwin Kim

Dear Madam or Sir:

     We have received your comment letter dated December 16, 2011. Due to the holidays and our current marketing campaign, we are unable to respond to your letter at this time. This morning, our securities counsel, David E. Wise, spoke with Mr. Edwin Kim at the Commission and requested an extension of time to file a response to your letter, which we will do by January 10, 2012.

Thank you,

National Health Partners, Inc.


By: /s/ David M. Daniels
    -----------------------------
    David M. Daniels
    President